Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY No. (CNPJ/MF) 02.558.134/0001-58

BUSINESS REGISTRY IDENTIFICATION (NIRE) No. 33.3.0026253-9

Publicly-Held Company

TELEMAR NORTE LESTE S.A. CORPORATE TAXPAYERS’ REGISTRY No. (CNPJ/MF) 33.000.118/0001-79 BUSINESS REGISTRY IDENTIFICATION (NIRE) No. 33.3.0015258-0 Publicly-Held Company	COARI PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY No. (CNPJ/MF) 04.030.087/0001-09 BUSINESS REGISTRY IDENTIFICATION (NIRE) No. 35.3.0018062-3 Publicly-Held Company

BRASIL TELECOM PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY No. (CNPJ/MF) 02.570.688/0001-70 BUSINESS REGISTRY IDENTIFICATION (NIRE) No. 53.3.0000581-8 Publicly-Held Company	BRASIL TELECOM S.A. CORPORATE TAXPAYERS’ REGISTRY No. (CNPJ/MF) 76.535.764/0001-43 BUSINESS REGISTRY IDENTIFICATION (NIRE) No. 53.3.0000622-9 Publicly-Held Company

INVITEL S.A.

CORPORATE TAXPAYERS’ REGISTRY No. (CNPJ/MF) 02.465.782/0001-60

BUSINESS REGISTRY IDENTIFICATION (NIRE) No. 33.3.0016765-0

Publicly-Held Company

RELEVANT FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A. (“Coari”), Brasil Telecom Participações S.A. (“BrTP”), Brasil Telecom S.A. (“BrTO”) and Invitel S.A. (“Invitel”), in compliance with CVM Instruction No. 358/02 and pursuant to CVM Instruction No. 319/99, following the Relevant Facts disclosed on April 25, 2008 and January 8, 2009, inform their shareholders and the market of the following:

I) Corporate Reorganization

Following the Relevant Fact disclosed on April 25, 2008 and the conclusion of Public Offerings to Purchase common shares due to sale of control of BrTP and BrTO, Telemar, in order to simplify the control structure of BrTP and BrTO, intends to implement a corporate reorganization announced in that Relevant Fact, that will result in the concentration of the shareholder base of BrTP and BrTO into Telemar (the “Corporate Reorganization”). Telemar intends to implement the first phase of the Corporate Reorganization (the “Intermediate Corporate Reorganization”) as soon as practicable. The purpose of the Intermediate Corporate Reorganization is to consolidate some intermediate companies, indirectly controlled by Telemar, that directly or indirectly control BrTP and BrTO.

The Intermediate Corporate Reorganization will include the following steps, which will all occur on the same date (the “Mergers”):

(i)	the merger of Invitel into its subsidiary, Solpart Participações S.A. (“Solpart”), which will incorporate Invitel’s shareholders’ equity into Solpart and result in the dissolution of Invitel;

(ii)	the merger of Invitel into its subsidiary, Copart 1 Participações S.A. (“Copart 1”), which will incorporate Solpart’s shareholders’ equity into Copart 1 and result in the dissolution of Solpart;

(iii)	the merger of Copart 1 into BrTP, which will incorporate Copart 1’s shareholders’ equity into BrTP, with no increase to BrTP’s capital stock, through which Coari, which will hold all shares of Copart 1, will receive shares of BrTP in exchange for its shares of Copart 1, which will be cease to exist; and

(iv)	the merger of Copart 2 Participações S.A. (“Copart 2”) into BrTO, which will incorporate Copart 2’s shareholders’ equity into BrTO, with no increase to BrTO’s capital stock, through which Coari, which holds all shares of Copart 2, will receive shares of BrTO in exchange for its shares of Copart 2, which will be cease to exist.

Pursuant to Law No. 6,404/76 (the “Brazilian Corporation Law”), the Mergers will be submitted to the shareholders of Invitel, Solpart, Copart 1, BrTP, Copart 2 and BrTO, at their respective General Shareholders Meetings to be held on July 31, 2009.

The Mergers will not increase the capital stock of the respective acquiring companies, change the number of shares into which the capital stock of BrTP and BrTO is divided, or change the number of shares of BrTP or BrTO held directly or indirectly by Telemar, because: (i) the shareholders’ equity of the companies that will be merged into BrTP and BrTO consist of investments in BrTP and BrTO and, other than the shares of BrTP and BrTO, the net assets of the respective acquired companies will be used to establish capital reserves of BrTP and BrTO; and (ii) Coari, as sole shareholder of Copart 1 and Copart 2, will receive a number of common and preferred shares of BrTP identical to the number held by Invitel and Copart 1, and a number of common and preferred shares of BrTO identical to the number held by Copart 2.

Therefore, the Mergers will neither impact the shareholdings of minority shareholders of BrTP and BrTO nor change the rights granted by their common and preferred shares of BrTP and BrTO.

The exchange ratios in the mergers of Copart 1 and Copart 2 into BrTP and BrTO, respectively, mentioned in items IV.3 and V.3 below will not affect exchange ratios of BrTP and BrTO shares into Telemar shares, as disclosed in the Relavant Fact of April 25, 2008, and will not represent a dilution in the equity interests of shareholders of BrTP or BrTO.

The goodwill originally recorded at Copart 1, the goodwill resulting from the merger of Solpart into Copart 1 and the goodwill resulting from the merger of Invitel into Solpart are a result of Copart 1’s purchase of all shares of Invitel and 35.52% of shares of BrTP, and total R$8,235,520,378.00 (eight billion, two hundred and thirty five million, five hundred and twenty thousand three hundred and seventy eight reais). The registration of goodwill is based on the appreciation of fixed assets and on BrTO’s rights under its concession to provide fixed-line services (Serviço Telefônico Fixo Comutado). As a result of the merger of Copart 1 into BrTP, this goodwill will be amortized by BrTP, pursuant to current tax law and accounting rules, but will not create a tax advantage in the first phase of the corporate reorganization.

The goodwill recorded at Copart 2 as a result of the purchase of 10.62% of the shares of BrTO, in the amount of R$ 737,664,439.11 (seven hundred and thirty-seven million, six hundred and sixty-four thousand, four hundred and thirty-nine reais and eleven centavos), is based on the appreciation of fixed assets and on BrTO’s rights under its concession to provide fixed-line services (Serviço Telefônico Fixo Comutado). As a result of the merger of Copart 2 into BrTO, this goodwill will be amortized by BrTO, pursuant to current tax law and accouting rules, and will generate a tax advantage.

The special goodwill reserve to be recorded by BrTO, pursuant to Paragraph 1 of Article 6 of CVM Instruction No. 319/99 as a result of the merger of Copart 2 into BrTO, will be applied in favor of all shareholders, pursuant to Paragraph 2 of Article 6 of CVM Instruction No. 319/99.

II) Corporate Structure before and after the Mergers

III) Merger of Invitel into Solpart and Merger of Solpart into Copart 1

The merger of Invitel into Solpart and the merger of Solpart into Copart 1 will neither increase the capital stock nor change the number of shares included in the capital stock of Copart 1. Since there are no minority shareholders of either Invetel or Solpart, the managements of Invitel and Solpart understand that the provisions of Article 264 of Brazilian Corporation Law are not applicable to these transactions.

IV) Merger of Copart 1 into BrTP (“Merger of Copart 1”)

IV.1. Purpose, Benefits and Justification of the Merger of Copart 1. Pursuant to the Relevant Fact disclosed on April 25, 2008, the Merger of Copart 1 represents an intermediate steps in the Corporate Reorganization, the purpose of which is to simplify the control structure of BrTP and BrTO, concentrating the shareholder base of BrTP and BrTO into Telemar and strengthening Telemar and BrTO.

IV.2. Previous Corporate Acts and Negotiations. In addition to the transactions and acts mentioned in the Relevant Facts disclosed on April 25, 2008 and January 8, 2009, BrTP’s Board of Directors, in a meeting held on July 10, 2009, approved the execution of the Protocol of Merger and Justification in connection with the Merger of Copart 1, as well as the valuation reports and other documents related thereto, and the submission of the Merger of Copart 1 to the decision of the shareholders’ meeting of BrTP.

IV.3. Share Exchange Ratios

IV.3.1. Share Exchange Ratio in the Merger of Copart 1. As a result of the Merger of Copart 1, 0.0109674283 common shares and 0.0069160089 preferred shares of BrTP will be issued in exchange for each common share of Copart 1.

IV.3.2. Criteria Used to Determine the Share Exchange Ratio in the Merger of Copart 1. The premises for the share exchange ratio in the Merger of Copart 1 was established by the managements of Copart 1 and BrTP, considering (i) that Coari will receive the same number of shares of BrTP as will be held by Copart 1 immediately prior to the Merger of Copart 1; and (ii) the ratio between the number of shares of Copart 1 held by Coari and the number of shares issued by BrTP and held by Copart 1.

IV.3.3. Reason under which the Merger of Copart 1 is Considered Equitable for the Shareholders. The share exchange ratio in the Merger of Copart 1 is fair and equal considering that (i) Coari will receive the same number of shares of BrTP as will be held by Copart 1 immediately prior to the Merger of Copart 1, and the capital stock and number of shares of BrTP will not be changed; and (ii) Copart 1’s net assets to be incorporated into BrTP’s capital reserve is positive, as shown in the valuation report of Copart 1’s net worth.

IV.3.4. Share Ratios. Since all shares issued by BrTP as a result of the Merger of Copart 1 will be allocated to Coari, which will receive the same number of shares of BrTP as will be held by Copart 1 immediately prior to the Merger of Copart 1, the number of shares issued by BrTP will be rounded up, to the next whole number, if the number of shares resulting from the application of the share exchange ratio results in a fractional share that is equal to or higher than 0.5 share; or rounded down, to the next whole number, if the number of shares resulting from the application of the share exchange ratio results in a fractional share that is lower than 0.5 share.

IV.4. Criteria to Determine the Net Worth of Copart 1.

IV.4.1. Valuation of the Net Worth of Copart 1 at Book Value. The shares issued by Copart 1 have been appraised by Apsis based on their net worth, pursuant to audited financial statements prepared as of the May 31, 2009 base date (the “Base Date”). The selection and engagement of Apsis will be confirmed and approved by the shareholders of Copart 1 and BrTP. The book value of Copart 1’s net worth amounts to a total of R$11,013,239,813.69 and Copart 1’s net assets, not including its investments in BrTP, was appraised at R$8,195,865,971.56.

IV.4.2. Valuation of the Net Worth of Copart 1 and BrTP at Market Prices. Apsis prepared net worth reports of Copart 1 and BrTP, at market prices, pursuant to Article 264 of the Brazilian Corporation Law. The appraisals of both Copart 1 and BrTP have been prepared in accordance with the same criteria and Base Date, resulting in, exclusively for the purposes of Article 264 of the Brazilian Corporation Law, an exchange ratio of 0.018169 shares issued by BrTP to 1 (one) share issued by Copart 1.

IV.4.3. Declaration of Lack of Conflict of Interests. Regarding the company engaged to compile the abovementioned valuation reports, there is no conflict of interest or common interests of any kind, current or potential, which is known to the management of Copart 1 or BrTP, either in regard to the controlling shareholders of Copart 1 or BrTP or in regard to the minority shareholders of Copart 1 or BrTP.

IV.5. Treatment of the Changes in Shareholders’ Equity Following the Merger of Copart 1. As of May 31, 2009, the base date for the Merger of Copart 1, changes in shareholders’ equity of Copart 1 will be recognized directly by BrTP.

IV.6. Rights and Political and Equity Advantages of the Shares. BrTP’s common and preferred shares, issued as a result of the Merger of Copart 1, will grant the same rights given by the other common and preferred shares of BrTP, including full receipt of dividends and/or interests on shareholder’s equity, which may be eventually declared by BrTP.

IV.7. Resolution for Shares of one Corporation which are Held by Another Corporation. The shares issued by BrTP and held by Copart 1 will be cancelled and substituted by an equal number of shares issued by BrTP, which will be subscribed by Copart 1’s management for the account of its sole shareholder. BrTP does not hold shares issued by Copart 1.

IV.8. Withdrawal Rights. Since, pursuant to Article 137 of the Brazilian Corporation Law, only shareholders of Copart 1 are ensured withdrawal rights in the Merger of Copart 1, and considering that in the General Shareholders’ Meeting of Copart 1, which shall decide whether to approve the Merger of Copart 1, Copart 1 will have a sole shareholder, whose vote will approve the Merger of Copart 1, there will be no dissenting shareholder using withdrawal rights in the Merger of Copart 1.

IV.9. Composition of the Corporate Capital of BrTP after the Merger of Copart 1 and Destination of the Net Assets of Copart 1.

IV.9.1. Composition of the Corporate Capital of BrTP. The corporate capital of BrTP as of the date hereof is R$2,596,271,819.93, divided into 363,969,213 shares, consisting of 134,031,688 common shares and 229,937,525 preferred shares, all registered and without par value. The Merger of Copart 1 will neither alter the share capital of BrTP nor change the number of shares included in the share capital of BrTP.

IV.9.2. Net Assets of Copart 1 to be incorporated into BrTP. The book value of the net worth of Copart 1, to be incorporated into BrTP, is R$8,195,865,971.56, which will be fully allocated to the capital reserves account of BrTP.

V) Merger of Copart 2 into BrTO (“Merger of Copart 2”)

V.1. Purpose, Benefits and Justification of the Merger of Copart 2. Pursuant to the Relevant Fact disclosed on April 25, 2008, the Merger of Copart 2 represents an intermediate steps in the Corporate Reorganization, the purpose of which is to simplify the control structure of BrTP and BrTO, concentrating the shareholder base of BrTP and BrTO into Telemar and strengthening Telemar and BrTO.

V.2. Previous Corporate Acts and Negotiations. In addition to the transactions and acts mentioned in the Relevant Facts disclosed on April 25, 2008 and January 8, 2009, BrTO’s Board of Directors, in a meeting held on July 10, 2009, approved the execution of the Protocol of Merger and Justification in connection with the Merger of Copart 2, as well as the valuation reports and other documents related thereto, and the submission of the Merger of Copart 2 to the decision of the shareholders’ meeting of BrTO.

V.3. Share Exchange Ratios

V.3.1. Share Exchange Ration in the Merger of Copart 2. As a result of the Merger of Copart 2, 0.0005041618 common share and 0,0471152627 preferred share of BrTO will be issued in exchange for each common share of Copart 2.

V.3.2. Criteria Used to Determine the Share Exchange Ratio in the Merger of Copart 2. The premises for the share exchange ratio in the Merger of Copart 2 was established by the managements of Copart 2 and BrTO, considering (i) that Coari will receive the same number of shares of BrTO as will be held by Copart 2 immediately prior to the Merger of Copart 2; and (ii) the ratio between the number of shares of Copart 2 held by Coari and the number of shares issued by BrTO and held by Copart 2.

V.3.3. Reason under which the Merger of Copart 2 is Considered an Equitable Transaction for the Shareholders. The share exchange ratio in the Merger of Copart 2 is fair and equal considering that (i) Coari will receive the same number of shares of BrTO as will be held by Copart 2 immediately prior to the Merger of Copart 2, and the capital stock and number of shares of BrTO will not be changed; and (ii) Copart 2’s net assets to be incorporated into BrTO’s capital reserve is positive, as shown in the valuation report of Copart 2’s net worth.

V.3.4. Share Ratios. Since all shares issued by BrTO as a result of the Merger of Copart 2 will be allocated to Coari, which will receive the same number of shares of BrTO as will be held by Copart 2 immediately prior to the Merger of Copart 2, the number of shares issued by BrTO will be rounded up, to the next whole number, if the number of shares resulting from the application of the share exchange ratio results in a fractional share that is equal to or higher than 0.5 share; or rounded down, to the next whole number, if the the number of shares resulting from the application of the share exchange ratio results in a fractional share that is lower than 0.5 share.

V.4. Criteria to Determine the Net Worth of Copart 2.

V.4.1. Valuation of the Net Worth of Copart 2 at Book Value. The shares issued by Copart 2 have been appraised by Apsis based on their net worth, pursuant to audited financial statements prepared as of the Base Date. The selection and engagement of Apsis will be confirmed and approved by the shareholders of Copart 2 and BrTO. The book value of Copart 2’s net worth amounts to a total of R$1,279,971,664.79 and Copart 2’s net assets, not including its investments at BrTO, was appraised at R$720,581,533.08.

V.4.2. Valuation of the Net Worth of Copart 2 and BrTO at Market Prices. Apsis prepared net worth reports of Copart 2 and BrTO, at market prices, pursuant to Article 264 of the Brazilian Corporation Law. The appraisals of both Copart 2 and BrTO have been prepared in accordance with the same criteria and Base Date, resulting in, exclusively for the purposes of Article 264 of the Brazilian Corporation Law, an exchange ratio of 0.048547 shares issued by BrTO to 1 (one) share issued by Copart 2.

V.4.3. Declaration of Lack of Conflict of Interests. Regarding the company engaged to compile the abovementioned valuation reports, there is no conflict of interest or common interests of any kind, current or potential, which is known to the management of Copart 2 or BrTO, either in regard to the controlling shareholders of Copart 2 or BrTO or in regard to the minority shareholders of Copart 2 or BrTO.

V.5. Treatment of the Changes of Shareholders’ Equity Following the Merger of Copart 2. As of May 31, 2009, base date of the Merger of Copart 2, changes of shareholders’ equity of Copart 2 will be recognized directly by BrTO.

V.6. Rights and Political and Equity Advantages of the Shares. BrTO’s common and preferred shares, issued as a result of the Merger of Copart 2, will grant the same rights given by the other common and preferred shares of BrTO, including full receipt of dividends and/or interests on shareholder’s equity, which may be eventually declared by BrTO.

V.7. Resolution for Shares of one Corporation which are Held by Another Corporation. The shares issued by BrTO and held by Copart 2 will be cancelled and substituted by an equal number of shares issued by BrTO, which will be subscribed by Copart 2’s management for the account of its sole shareholder. BrTO does not hold shares issued by Copart 2.

V.8. Withdrawal Rights. Since, pursuant to Article 137 of the Brazilian Corporation Law, only shareholders of Copart 2 are ensured withdrawal rights in Merger of Copart 2, and considering that in the General Shareholders’ Meeting of Copart 2, which shall decide whether to approve the Merger of Copart 2, Copart 2 will have a sole shareholder, whose vote will approve the Merger of Copart 2, there will be no dissenting shareholder using withdrawal rights in the Merger of Copart 2.

V.9. Composition of the Corporate Capital of BrTO after the Merger of Copart 2 and Destination of the Net Assets of Copart 2.

V.9.1. Composition of the Corporate Capital of BrTO. The corporate capital of BrTO as of the date hereof is R$3,470,758,351.96, divided into 560,950,289 shares, consisting of 249,597,049 common shares and 311,353,240 preferred shares, all registered and without par value. The Merger of Copart 2 will neither alter the share capital of BrTO nor change the number of shares included in the share capital of BrTO.

V.9.2. Net Assets of Copart 2 to be incorporated into BrTO. The book value of the net worth of Copart 2, to be incorporated into BrTO, is R$720,581,533.08, which will be fully allocated to the capital reserves account of BrTO.

VI) Other Conditions of the Mergers

VI.1. Costs of Intermediate Corporate. Reorganization. Expenses of the Intermediate Corporate Reorganization are estimated at R$2 million, including the engagement of auditing firms, specialized companies in charge of compiling valuation reports, fees disbursed for the legal advice of companies specialized in this kind of transaction, and publishing of legal material such as public notices, warnings and minutes resulting from the legal process of the Mergers.

VI.2. Non-Accounted Liabilities and Contingencies. There are no liabilities or contingencies involved in the Mergers, which have not been accounted for.

VI.3. Auditing of the Financial Statements. Pursuant to the Brazilian Corporation Law and Article 12 of CVM Instruction No. 319/99, Deloitte Touche Tohmatsu was engaged to audit the financial statements used as the basis for the Mergers.

VI.4. Approval by the Regulating Agencies

VI.4.1. CADE. The transaction to acquire control of BrTP was submitted for the approval of the Conselho Administrativo de Defesa do Consumidor (Administrative Council for Consumer Defense), or CADE.

VI.4.2. ANATEL. The transaction to acquire control of BrTP was previously approved by the Agência Nacional de Telecomunicações (Brazilian Telecommunications Agency), or ANATEL.

VI.4.3. Any other due communication connected to the Mergers will be submitted for the approval of the competent Brazilian and foreign authorities, pursuant to applicable law.

VI.5. Documents of the Intermediate Corporate Reorganization. The documents related to the Mergers (such as protocols and justifications, and reports, among others) can be found on the websites of Telemar (www.oi.com.br/ri), BrTP and BrTO (www.oi.com.br/ri). A copy of this material will also be available on the websites of the CVM (www.cvm.gov.br) and of the BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros (Brazilian Securities, Commodities and Futures Exchange) (www.bovespa.com.br). Shareholders who wish to consult and examine these documents at the headquarters of BrTP and BrTO (both located at SIA SUL – ASP, Lote D, Bloco B, City of Brasília, Federal District) must make an appointment to visit the Investor Relations Department of Telemar (telephone (21) 3131-1314/15/16), BrTP (telephone (21) 3131-1123/15) or BrTO (telephone (21) 3131-1123/15).

The management of TNL, Telemar, Coari, BrTP and BrTO are finishing analyzes and studies for implementing the Corporate Reorganization. Since BrTP and BrTO have American Depositary Receipt (“ADR”) programs, implementation of the Corporate Reorganization is subject to analysis, records and authorizations issued by the U.S. Securities and Exchange Commission. Following the completion of the analysis of the structure of the second phase of the Corporate Reorganization, this structure will be disclosed in a Relevant Fact.

The management of the publicly-held companies involved in the Intermediate Corporate Reorganization and in the second phase of the Corporate Reorganization, will keep shareholders’ and the market informed of these matters, as well as of other ensuing events that may affect related operations.

Rio de Janeiro, July 15, 2009.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom Participações S.A.

Brasil Telecom S.A.

Invitel S.A.

Additional Information and Where to Find It:

This communication contains information with respect to (1) the proposed merger (incorporação) of BrTP with and into BrTOTelecom, (2) the proposed share exchange (incorporação de ações) between BrTO and Coari, and (3) the proposed merger (incorporação) of Coari with and into Telemar. In connection with the proposed share exchange and mergers, we plan to file with the U.S. Securities and Exchange Commission (the “Commission”) (i) one or more registration statements on Form F-4, containing a prospectus which will be mailed to the shareholders of BrTP and BrTO, as applicable, and (ii) other documents regarding the proposed share exchange and mergers. We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Telemar.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, Telemar, BrTP and BrTO, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.